UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-12364

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

This Report on Form 6-K (including the exhibit hereto) (the “Form 6-K”) is hereby incorporated by reference in HSBC Bank plc (the “Company”)’s registration statement on Form F-3 (File No. 333-267182).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

Explanatory Note

The shareholder of the Company has approved certain amendments to the Company’s Articles of Association with effect from the conclusion of the Company’s Annual General Meeting held on June 11, 2024. A copy of the Articles of Association, marked to show all approved changes, is filed as an exhibit to this Form 6-K.

Amendments to Registration Statements on Form F-3

In order to reflect the amendments to the Articles of Association, the following amendments are made to the Registration Statement on Form F-3 with file number 333-267182.

With respect to Part II, “Item 8: Indemnification of Directors and Officers”:

•	references to “Article 139”, “Article 139.(A)”, “Article 139.(B)”, “Article 139.(C)”, “Article 139.(D)”, “Article 139.(E)”, “Article 139.(F)” and “Articles 139.(A), 139(D) and 139)(F)” are amended to refer to “Article 137”, “Article 137.(A)”, “Article 137.(B)”, “Article 137.(C)”, “Article 137.(D)”, “Article 137.(E)”, “Article 137.(F)” and “Articles 137.(A), 137.(D) and 137.(F)”, respectively;
•	references to “he”, “his”, “him” and “himself” are amended to refer to “they”, “their”, “them” and “themselves”, respectively;
•	references to “he is” are amended to refer to “they are”; and
•	the fourth paragraph on page II-1 is amended and restated in its entirety as follows:

“Article 137.(D) of the Registrant’s Articles of Association provides:

“Without prejudice to paragraph (A) of this Article 137 or to any indemnity to which a Director may otherwise be entitled, and to the extent permitted by the Act and otherwise upon such terms and subject to such conditions as the Board may think fit, the Board shall have the power to make arrangements to provide a Director with funds to meet expenditure incurred or to be incurred by them in defending any criminal or civil proceedings or in connection with an application under section 661(3) or (4) of the Act (acquisition of shares by innocent nominee) or section 1157 of the Act (general power to grant relief in case of honest and reasonable conduct) or in defending themselves in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority, or against action proposed to be taken by a regulatory authority.””

Exhibit Index

Exhibit No.	Description
3	Articles of Association of HSBC Bank plc as of June 11, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date	June 13, 2024
		By:	/s/ Olivier Oakley-White
		Name:	Olivier Oakley-White
		Title:	Company Secretary